January 7, 2010
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Yolanda Crittendon Staff Accountant

Re:	The Corporate Executive Board Company
Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
Proxy Statement on Schedule 14A
Filed April 30, 2009
File No. 000-24799
Dear Ms. Crittendon:
This letter responds to the Staff’s comment letter dated December 14, 2009 (the “Comment Letter”) with respect to the filings of The Corporate Executive Board Company (“CEB”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
SEC Comment
Form 10-K/A
Financial Statements and Notes
Note 2 — Restatement and Summary of Significant Accounting Policies, page 34
Allowance for Uncollectible Revenue, page 37
1. We have read and considered your response to comment five. In the event that you have rendered services and the customer is not satisfied with such services, clarify to whether the customer is still obligated to pay for the services rendered based upon your guarantee policy. To the extent the customer is obligated to pay for services rendered, it is unclear as to how you

United States Securities and Exchange Commission
January 7, 2010

deemed the probable loss of earned revenue for which membership fees have not yet been collected as a right of return as oppose to bad debt. Please advise.
Response
In the event we have rendered services and the customer is not satisfied with such services, the customer is contractually obligated to pay for the services. Our sales contracts explicitly provide our customers with the option to request a pro-rata refund for any unused time left in their membership term. Due to business reasons relating to our relationships with customers, we have a history of not enforcing the right to collect unpaid membership fees for the used portion of the membership. Instead, we terminate the membership and we do not enforce collection of the outstanding receivable for the portion of the membership that was already used. We consider this to be, in effect, a right of return or cancellation right, as opposed to bad debt. Based on our history, we are able to estimate these cancellations at the point of revenue recognition and appropriately record a provision against revenues at that time.
SEC Comment
Item 15. Exhibits, Financial Statement Schedules, page 45
2. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.2, 10.3, and 10.21, do not have the referenced schedules or exhibits attached. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.
Response
With respect to the specific Exhibits referenced above, we note the following:
(1)	Exhibits 10.2 and 10.21 are agreements with an individual who ceased to be an officer or a director of the Company in 2007, and the agreements are not otherwise material to the Company. Accordingly, neither of these contracts should have been filed as material contracts in the 2008 Form 10-K/A. We do not intend to refile either of these contracts in a future periodic report and will cease to include these contracts as material contracts in our periodic reports.

(2)	With respect to Exhibit 10.3, we have reviewed our files and have been unable to locate any version of this 1997 agreement that includes an attached exhibit or schedule. Accordingly, and after discussion with our Chief Executive Officer (who is the counter-party to this contract), it is our conclusion that the reference in the contract to an attached “Exhibit A” was erroneous and that no Exhibit A was ever included with the contract. Accordingly, there is no need to re-file this contract in a future periodic report.

United States Securities and Exchange Commission
January 7, 2010

We will review all of our material contracts and, to the extent required, re-file complete copies, with all exhibits, schedules and attachments with our next periodic report.
SEC Comment
Proxy Statement on Schedule 14A, filed April 30, 2009
3. We note your disclosure on page 17 that you have shifted the mix of total compensation to have a greater proportion of the total be represented by cash (as compared to equity). Please provide a more detailed analysis as to why you have decided to allocate your compensation away from equity. For example, you should state how shifting the mix of compensation primarily to cash will allow you to remain competitive with the 50th percentile of your peer-group companies. In addition, please quantify the year-over-year increase in the size of the bonus pool. Please provide this disclosure in future filings and tell us how you intend to comply.
Response
Share-based compensation has been a significant component of the Company’s overall compensation and that will continue to be the case. However, as described on page 17 of the 2009 proxy statement, we have determined to shift a portion of total compensation from equity to cash compensation. First, we believe that this shift helps to improve the balance between short-term performance goals (achieved through annual cash bonus awards) and long-term performance goals (achieved through equity-based awards). Second, because the Company’s stock price has declined in recent years, the total compensation actually realized by executives has similarly declined. On page 14 of the 2009 proxy statement, we described a pay-for-performance analysis conducted by Watson Wyatt with respect to the period from 2005 to 2007. Watson Wyatt concluded that, based upon four performance measures (earnings per share growth, free cash flow growth, return on invested capital and operating income after depreciation growth), the Company performed at the 45th percentile of the peer group. Despite the Company’s operating performance in the middle of the peer group, the Company’s level of realizable compensation compared to the opportunity was the lowest of all seventeen companies in the peer group. It is critical for the Company to retain its key executives. As a result, the increase in potential cash compensation provides the executives with a more direct opportunity to achieve total compensation that is competitive with the 50th percentile of the Company’s peer group. Unlike the Company’s stock price, which may be uncertain during a challenging economic environment and impacted by events outside of the control of the executives, the annual cash bonus awards are tied to financial, operational and human capital objectives, many of which can be directly impacted by the performance of the executives.
As part of this shift in the mix of total compensation, the bonus pool for executives who were NEOs during both 2007 and 2008 increased from $1.6 million in 2007 to $2.1 million in 2008.

United States Securities and Exchange Commission
January 7, 2010

In future filings, the Company will provide a more detailed analysis of the rationale behind any shift in the allocation between cash and equity awards, as well as a quantification of changes in the size of the bonus pool available to the NEOs.
* * * * *
If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (571) 303-4014 or via email at rlindahl@executiveboard.com.
Very truly yours,

/s/ Richard S. Lindahl
Chief Financial Officer

cc: Thomas Monahan, Chairman and Chief Executive Officer
Melody Jones, Chief Human Resources Officer
Gregor Bailar, Chairman of the Audit Committee
Daniel Leemon, Chairman of the Compensation Committee